June 5, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Mark Kronforst Accounting Branch Chief

Re:	Tyler Technologies, Inc. (the “Company”) Form 10-K for the Year Ended December 31, 2006 Filed March 1, 2007 File No. 001-10485
Dear Mr. Kronforst:
This letter is provided in response to the Staff’s comment letter dated May 23, 2007 addressed to Mr. Brian K. Miller., Chief Financial Officer of Tyler Technologies, Inc. (the “Company”). We have restated the Staff’s comment and the Company’s response follows.
Form 10-K for the Year Ended December 31, 2006
Financial Statements
Note 1. Summary of Significant Accounting Policies, page F-7
We note your response to prior comment number 4 and we do not believe that you have adequately supported your conclusion that the products are similar and additional disclosure is not required pursuant to paragraph 37 of SFAS 131. For example, it is unclear how a software product used by law enforcement agencies for jail management is similar to one that is used by industry professionals in property appraisal. Despite the common characteristic of your customers being associated with local governments, it appears that your analysis regarding similarity may be overly broad. Provide us with more detailed analysis of why you believe the following categories of your solutions are similar in the context of paragraph 37.
•	Finance & Accounting;

•	Courts & Justice;

•	Public Safety;

Securities and Exchange Commission
June 5, 2007

•	Appraisal and Tax;

•	Education Management;

•	Forms, Documents & Content Management; and

•	Land & Vital Records
Company response:
As indicated in our prior response, our products are software licenses, software services, maintenance and support, and appraisal services. We disclose revenue for each of these products on the face of the Consolidated Statement of Operations, and we believe such disclosure meets the requirements of paragraph 37 of SFAS 131.
It appears that our use of the term “products” in MD&A was overly broad and may have created some confusion. Our use of this term in MD&A was intended to provide the reader with a fuller understanding of the types of software solution sets we offer to automate the back offices of various departments within local governments. Each of these software solution sets consists of a number of fully integrated application modules. We believe the broad suite of software solution sets and related services we provide to local governments forms a group of similar products for the following reasons:
•	Our software solutions are all designed to automate administrative functions of offices within local governments. Many of the requirements among different offices of local governments overlap and in fact, one software application may serve the needs of multiple offices within a local government. For example, we provide financial and accounting software to local governments, and we also provide financial and accounting software (sometimes the same software) to their respective public education institutions.

•	Our software solutions consist of a number of fully integrated application modules. For example, our Education Management solutions contain financial and accounting functions imbedded within the application. Therefore, Education Management software also could be considered a Finance & Accounting product. In addition, our Courts & Justice and Finance & Accounting applications contain document management and imaging functionality.

•	We may also bundle many of our software solutions together for the local government to complete the automation of their services in one large implementation. This is due to the similarity in function of our software solutions: that is, to automate the administrative functions of offices within local governments.

Securities and Exchange Commission
June 5, 2007

•	We do not manage our business by specific individual software solution sets, and our accounting system does not accumulate consolidated revenues for each of the solution sets listed in our MD&A and in your original comment. Instead we manage our business by the same product categories as presented in the Consolidated Statement of Operations. For example, the most significant driver of our business is the number and size of software license sales. In addition, new software license sales generally generate implementation services revenues as well as future maintenance and support revenues.

•	We believe appraisal services revenues are dissimilar from our software services revenue and therefore, we have historically presented appraisal services revenues on the face of our Consolidated Statement of Operations.
For these reasons, we believe that our suite of software solutions for the local government market comprises a group of similar products and services as intended under paragraph 37 of SFAS 131.
However, after consideration of the SEC’s comment, we will expand our MD&A discussion in future filings to include quantitative disclosure of the amounts and/or percentages of license fee revenues for the software solution sets listed below. While we do not manage our business by the individual products listed in the SEC’s question, we believe we can configure our systems to provide approximate license revenue by the following categories:
•	Finance & Accounting and Education Management

•	Courts & Justice and Public Safety

•	Appraisal Services

•	Other
We believe that the first three categories constitute approximately 80 percent of total license revenues, and that this expanded disclosure in MD&A will enhance the readers’ understanding of our operations.
If you have any questions or require any additional information with respect to the foregoing, please contact me at (972) 713-3720. My fax number is (972) 713-3741.
Very truly yours,
Brian K. Miller
Senior Vice President and
Chief Financial Officer